Exhibit 4.43

Confidential treatment requested as to portions of this agreement, which were omitted and filed separately with the Securities and Exchange Commission

FRAME PRODUCT AND SERVICE PURCHASE AGREEMENT

This Frame Product and Service Purchase Agreement (this “Agreement”) is entered into as of the January 1, 2008, (the “Effective Date”) by and between Ituran Location and Control Ltd., a company incorporated under the laws of the State of Israel having its principal place of business at 26 Hamelacha St., Industrial Zone, Holon, Israel, (“Ituran”), and Telematics Wireless Ltd., a company incorporated under the laws of the State of Israel having its principal place of business at 26, Hamelacha Street, Holon Industrial Area, Holon, Israel (“Telematics”) (each referred to as a “Party” and collectively the “Parties”).

WHEREAS:

(A)

ST Electronics (Info-Comm Systems) Pte Ltd. (“ST”)] has entered into a Share Purchase Agreement dated ____ 2007 with Telematics, Ituran and certain other individuals, pursuant to which ST has purchased more than 95% of the issued share capital of Telematics (the “SPA”); and

(B)	One of the conditions precedent to closing the SPA is the execution of this Agreement;

(C)

Ituran wishes to purchase from Telematics, and Telematics wishes to sell to Ituran, certain Products (the “Products”) and certain services (the “Services”), as listed in Annex A hereto, under the terms set forth herein;

(D)

Telematics wishes to grant and Ituran wishes to receive a sub-license for Teletrac Systems and Technology as defined in Annex C attached hereto, for use in the Ituran Markets as defined in para. 8.1 herein;

(E)	Telematics wishes to receive a license from Ituran, and Ituran wishes to grant a license to Telematics, to use and sub-license the Ituran Technology and Know-how, as defined in Annex B attached hereto

(F)

Telematics wishes to purchase from Ituran, and Ituran wishes to sell to Telematics, the Ituran Products, including but not limited to software products, as described in Section 7.2, and the Ituran Services, including but not limited to the Teletrac system design and deployment related Services, as defined in section 7.1 below.

***Confidential Treatment Requested

NOW, THEREFORE, the Parties hereto agree as follows:

1.	Orders, Prices and Payment

1.1

Throughout the Term, as defined in section 11.1 below, once every calendar year and no later than the 31st August of each year, Ituran shall provide Telematics with a binding minimum annual non-cancelable frame order for Products, including but not limited to End Units and Base Stations (both as defined in Annex A), for the following calendar year (a “Frame Order”). The Frame Order will specify the aggregate number and type of Product units being ordered. The Parties acknowledge that they have already agreed on Ituran’s binding commitments for non-cancellable orders for the year 2007, as set out in those certain purchase orders.

1.2

Ituran shall issue to Telematics binding non-cancellable written purchase orders (the “Purchase Orders”), each Purchase Order covering a period of 3 (three) months (the “Purchase Order Periods”), with each such Purchase Order Period commencing four months following the date of its relevant Purchase Order (the “Purchase Order Notice Periods”).

Notwithstanding the foregoing, Telematics may, prior to any Purchase Order approval, reduce or increase any Purchase Order Period or Purchase Order Notice Period in accordance with its then current market requirements and raw material availability. Telematics shall accept any Purchase Order that materially conforms to the terms of this Agreement. Each Purchase Order must be approved in writing in advance by Telematics, and without derogating from the above, Telematics shall use commercially reasonable efforts to send written confirmation of such acceptance within 14 (fourteen) business days following Telematics’ receipt of a Purchase Order from Ituran.

Ituran shall be entitled to increase or decrease by up to 20% the quantities of products ordered under any purchase order delivered to Telematics by written notice of three (3) months prior to the delivery of the Products that were requested pursuant to such purchase order.

Telematics undertakes that it will maintain sufficient inventory at all times to ensure the availability of Products to Purchaser in accordance with the terms of this Agreement.

***Confidential Treatment Requested

Telematics undertakes that it shall obtain from Ituran written approval prior to any change in the specifications of any Product.

The aggregate number of Products covered by the Purchase Orders for each calendar year must reach at least the minimum number of Products stated in the Frame Order for such year, provided that Ituran shall have a grace period of one calendar quarter in which to correct any failure to reach such minimum Frame Order. For the avoidance of any doubt, any Products delivered in such grace period will be in addition to, and will not reduce, the quantities of units ordered, or to be ordered, under the Frame Order for the following year.

Telematics will be entitled to utilize to the maximum Obsolete Parts, as defined below, and Ituran is committed to buy Products incorporating such Obsolete Parts, or to buy such Obsolete Parts.

“Obsolete Parts” shall mean (i) any existing inventory parts that were purchased by Telematics prior to the Effective Date in order to supply previous generation products or versions of products before their replacement with next generation products or versions of products, or (ii) any inventory parts, regardless of the date of purchase by Telematics, the supply of which is stopped or declared to be stopped by Telematics’ relevant suppliers or manufacturers, which were purchased by Telematics according to a plan, negotiated and agreed in good faith between the Parties to secure further production by Telematics of the Products in excess of the relevant Frame Order and Purchase Order.

1.3

Frame Orders and Purchase Orders will cover Products ordered by Ituran from vendors licensed by Telematics to manufacture and supply the Products as well as from Telematics itself, provided that the Purchase Orders issued to such vendors will be separate from the Purchase Orders issued to Telematics itself. Any Purchase Orders to such vendors shall be taken into account when determining whether Ituran has reached the minimum number of Products that Ituran is obligated to purchase pursuant to the Frame Order for the specific year.

Ituran will order Services through separate non-cancellable purchase orders.

1.4

Notwithstanding any other provision contained herein, Ituran shall purchase hereunder a minimum of *** End Units, as defined in Annex A to be delivered during the period from January 2008 to January 2011 (the “Initial End Units”). As prescribed in Section 1.5 below, prices of the Initial End Units shall be fixed for every quarterly purchase order and shall be based on the consideration specified in Annex A.

***Confidential Treatment Requested

1.5

Telematics shall sell the Products and Services to Ituran and Ituran’s subsidiaries at the prices specified in Annex A (the “Consideration”). All prices are FOB/FCA, as applicable, Telematics, Holon, Israel. At the end of each calendar year, the parties shall examine the total number of Products and Services sold by Telematics in said year and in the event that it is found that Ituran purchased such number of products in that year that would entitle either party, in accordance with Annex A, to a refund, then such refund shall be paid within thirty (30) days following the end of year, or set off against future payments to be made by Ituran, as shall be instructed in writing by Ituran.

Annex A shall contain the direct manufacturing cost of all Products as of the Effective Date.

Subject to the foregoing sentence, the Consideration will be updated by Telematics once every calendar quarter commencing three months after the Closing, in accordance with Telematics’ manufacturing costs of the Products. In the event that Telematics advises Ituran of an increase or decrease in Telematics’ manufacturing costs of the Products, Ituran shall be entitled, at its own expense, to request and receive a report from an independent auditor, appointed by Ituran, the identity of which will be agreed between the parties (and if no agreement is reached within 7 business days, then the identity will be chosen by the President of the Israeli Association of Certified Public Accountants) regarding Telematics’ manufacturing costs for the Products, provided that such request may only be made once every calendar quarter and Telematics will provide such auditor with details of the breakdown of the manufacturing costs and increase or decrease thereof and all information related thereto. The Products for the Israeli market shall be produced in Israel by manufacturers that have been selected and approved by Telematics

***

If during the term of this Agreement prices are changed in accordance with the terms hereof, such new prices shall apply to all Purchase Orders and Service purchase orders issued by Ituran after the effective date of such new prices.

1.6

***. Until such time as manufacturing for supply in Brazil is transferred to Brazil pursuant to Section 1.11 below, in the case of sea shipments or air deliveries to Brazil the first payment will be due at end of the month in which the first such shipment or air delivery has arrived at a Brazilian sea port or airport, as applicable. In such cases, Telematics will on the date of each shipment or air delivery notify Ituran of such shipment or air delivery, and the other 3 (three) payments will be made in the following three consecutive months.

***Confidential Treatment Requested

1.7

The Consideration does not include, and Ituran shall pay, any taxes and fees required by any applicable law in connection with this Agreement, including, without limitation, value added tax and any other taxes and fees relating to sale or use of the Products or Services, save that taxes measured by Telematic’s net income or assets and business and occupation taxes shall be the sole responsibility of, and payable by, Telematics. Ituran shall include such taxes with payment or shall provide Telematics with the appropriate certificate of exemption of withholding tax or other documentation to support exemption from such tax. Furthermore, the Consideration is exclusive of applicable freight and insurance charges and duties, which shall be the sole responsibility of, and payable by, Ituran.

1.8

Ituran shall be solely responsible for any and all base station royalties that may be due to Teletrac, Inc. (“Teletrac”) as a result of the sale of the Products hereunder. Without derogating from the generality of the foregoing, Ituran shall pay such royalties only with respect to the Products purchased by Ituran or any of Ituran’s direct and indirect subsidiaries (the “Ituran Group”), either prior to or following the Effective Date, save for any royalties in respect of base stations erected in Korea and the Republic of China.

Telematics acknowledges and warrants that it will act with accordance with the provisions of the Teletrac Agreement.

1.9

All payments hereunder shall be made in US$ (US Dollars) unless otherwise agreed by the parties in advance and shall be transferred per telegraph/wire transfer to an account number designated by Telematics.

1.10

For the purposes of the Israeli Ministry of Trade and Industry, Ituran will record in its books Telematics as the export beneficiary for any Product manufactured by Telematics or on its behalf sold to Ituran’s overseas subsidiaries or related parties.

1.11	Manufacturing in Brazil

1.11.1

Telematics further undertakes that the manufacturing of End Units to be used and/or installed in Brazil, shall be manufactured by or on behalf of Telematics in Brazil (the “Setup”), provided that such Setup ensures the collection by Telematics of the full Considerations per product, excluding (a) taxes, duties and fees, payable by Ituran, that are imposed, by any Brazilian authority, on such Setup (b) The lower of: 1. *** per year or 2. Cost of engineering support by Telematics to the Brazilian manufacturer incurred by Telematics.

1.11.2	***

***Confidential Treatment Requested

2.	Shipment and Delivery

2.1

***, as applicable (port of shipment/air delivery), (Incoterms 2000). Accordingly, title and risk of loss or damage shall pass from Telematics to Ituran upon Telematics’ loading of the Products onto the ship at the port of shipment or on to the plane at the port of air delivery. Telematics will bear all expenses related to packing, loading and delivery of Products to the designated ship or plane, and loading of Products onto the ship or plane.

*** (Incoterms 2000).

	2.2	Telematics shall preserve, package, handle, and pack Products so as to protect them from loss or damage, in conformance with good commercial practice.

2.3

Each delivery of Products to Ituran shall include a packing list that contains (i) the Purchase Order number; (ii) the quantity of Products shipped; and (iii) the date of shipment. Packaging of the products shall be in accordance with the current Telematics standards. Any change from said standards will be submitted to Ituran for approval.

3.	Upgrades, Developments and Adaptations

3.1

Telematics will use commercially reasonable efforts to comply with any requests by Ituran to perform any Product upgrades, developments or customizations for any members of the Ituran Group or any of their customers (“Telematics Upgrades”), and in such circumstances Ituran shall fully reimburse Telematics for the cost of the non-recurring engineering (“NRE”), and tooling costs, and any other costs of the Telematics Upgrades. Telematics shall provide details of such costs. The costs of NRE will be computed in accordance with a Tariff, specified in Annex A.. Without derogating from the aforesaid, Telematics undertakes to make commercially reasonable efforts to correct immediately and without further delay any errors and/or bugs and/or malfunction of the Products, based on Ituran’s written complaints, which are related to design and/or manufacturing. As part of the NRE, Telematics will develop and supply to Ituran the necessary tools in order to examine the proper functionality of the Product.

***Confidential Treatment Requested

3.2

Ituran will use commercially reasonable efforts to comply with any requests by Telematics to perform for Telematics’ customers customizations and adaptations of the Ituran Technology, Ituran Products or the Teletrac Systems and Technology or applicable components of any of the foregoing, (collectively, the “Ituran Adaptations”), and in such circumstances Telematics shall fully reimburse Ituran for NRE costs of such Ituran Adaptations, details of such costs to be provided and invoiced by Ituran to Telematics. The costs of NRE will be computed in accordance with a Tariff specified in Annex B.. Ituran shall provide Telematics with the monthly number of hours of availability of its staff in order to provide the Ituran Adaptations. To avoid any doubt, Ituran hereby commits to make available the required resources and personnel to support a minimum of two (including further extension of the existing Metropolitan deployments) new metropolitan deployments per year.

Without derogating from the aforesaid, Ituran undertakes to make commercially reasonable efforts to correct immediately and without further delay any errors and/or bugs and/or malfunction of the Ituran Technology and Know-how, Ituran Products or the Teletrac Systems and Technology or applicable components of any of the foregoing, based on Telematics’ written complaints, which are related to design and/or manufacturing.

3.3

Subject to Section 6.4 below, Ituran will make available, at no cost, to Telematics and Telematics will make available at no cost to Ituran, all upgrades and developments made to their respective products whether for their own use or for use by their other customers (ie. upgrades and developments performed other than at the request of Telematics or Ituran, as applicable).

3.4

All Products, Services, Telematics Upgrades and any other Telematics upgrades and developments and all rights therein, including all intellectual property rights, shall be the sole and exclusive property of Telematics, and Ituran will sign a confidentiality agreement in the form attached hereto as Annex D.

All Ituran Products, Ituran Adaptations, any other Ituran developments and Ituran’s Technology and Know-how and all rights therein, including all intellectual property rights, shall be the sole and exclusive property of Ituran, and Telematics will sign a confidentiality agreement in the form attached hereto as Annex D.

***Confidential Treatment Requested

3.5

Any dispute relating to the amount of NRE costs under the above sections 3.1 or 3.2 will be settled by an independent arbitrator, the identity of whom will be agreed by the Parties and, in the event that no such agreement is reached, as appointed by the President of the Israel Association of Certified Public Accountants, the costs of such arbitration to be borne solely by Ituran in the case of arbitration under section 3.1, and solely by Telematics in the case of arbitration under section 3.2, regardless in either case of the arbitration’s outcome.

3.6

Effective upon payment in full of the NRE and other costs specified in Section 3.1 above, Telematics will grant Ituran an irrevocable license to use the Telematics Upgrades for Ituran’s customers in Ituran Markets, as defined in section 8.1, at no additional charge.

3.7

Effective upon payment in full of the NRE costs specified in Section 3.2 above, Ituran will grant Telematics an irrevocable license to use the Ituran Adaptations for Telematics’ customers in Telematics Markets, as defined in section 8.2.2, for no additional charge.

4.	Warranties

4.1

Telematics warrants that all Products and Services (i) shall conform strictly to any design criteria, specifications, descriptions, drawings, samples, and any other requirements referred to in the relevant Purchase Order; (ii) with respect to Products, shall be free from defects in design, material, and workmanship; (iii) shall be free of all liens, encumbrances, and other claims against title; (iv) do not infringe any patent, trademark, copyright or other intellectual property right of a third party; (v) with respect to Products, are new and do not contain any used or reconditioned parts or materials; and (vi) with respect to Services, will be performed in a professional manner consistent with the prevailing standards of care and skill. Other than the express warranties specified in this section 4.1, Telematics makes no warranties or representations regarding the Products or Services.

4.2

All warranties specified in the above section 4.1 (i to v) shall survive any inspection, delivery, acceptance, or payment by Ituran, and shall be in effect for a *** following the date of delivery by Telematics of the Products or Services, as applicable.

4.3

Ituran warrants that (i) the Ituran Products and Services shall conform strictly to any design criteria, specifications, descriptions, drawings, samples, and other requirements referred to in the relevant Telematics purchase order; (ii) with respect to the Ituran Products and Ituran Technology, shall be free from defects in design, material, and workmanship; (iii) with respect to the Ituran Products and Ituran Technology shall be free of all liens, encumbrances, and other claims against title; (iv) with respect to the Ituran Technology and the Ituran Products, do not infringe any patent, trademark, copyright or other intellectual property right of a third party; (v) with respect to the Ituran Products, are new and do not contain any used or reconditioned parts or materials; and (vi) with respect to the Ituran Services, will be performed in a professional manner consistent with the prevailing standards of care and skill. Other than the express warranties specified in this section 4.3, Ituran makes no warranties or representations regarding the Ituran Technology and Know-how, the Ituran Products or the Ituran Services.

***Confidential Treatment Requested

4.4

All warranties specified in section 4.3(i), (ii), (iii), (iv) and (v) shall survive any inspection, delivery, acceptance, or payment by Telematics, and shall be in effect for *** following the date of delivery by Ituran of the Ituran Products or the Ituran Services, as applicable.

5	Non-Complying Products, Services, Ituran Products, Ituran Services and Ituran Technology and Know-how

5.1

If any Products are defective or otherwise not in conformity with the requirements of a Purchase Order (the “Non-Complying Products”), Ituran may return the Non-Complying Products for repair or replacement at Telematics’ expense. If any Services are defective or otherwise not in conformity with the requirements of a Services purchase order (the “Non-Complying Services”), Ituran may require Telematics to rectify the non-compliant Services at Telematics’ expense.

Ituran acknowledges that the warranty contained in Section 4.1 shall not apply to damage, deterioration or malfunctions which, after passage of title to Ituran, are caused by:

a)	The improper removal or installation of Products or components thereof, performed not according to the agreed upon procedure;

b)	Accidents, acts of nature, misuse, abuse, negligence, neglect, unauthorized product malfunction or failure to follow proper instruction procedure by Ituran; or

c)	Repair or attempted repair by any person not authorized by Telematics.

Any Products or Services repaired or furnished in replacement shall, from the date of delivery of such corrected or replaced Products or Services, be subject to the provisions of Sections 4.1 and 4.2 for the remaining period of the warranty period for the original Non-Complying Products or Non-Complying Services.

***Confidential Treatment Requested

During the warranty period described in the above Section 4.2, Telematics undertakes to repair or replace any Non-Complying Product or Non-Complying Service within three (3) months from the date of receipt of the Non-Complying Product or Non-Complying Service, as applicable.

The warranties contained in this Section 5.1 are in lieu of all other warranties whether oral, written or express, implied or statutory. Except as mentioned above in this Section 5.1, Telematics will have no other liability with respect to Non-Complying Products or Non-Complying Services. Without derogating from the generality of the foregoing, Telematics will not be responsible for any other costs, expenses or expenditure incurred by Ituran, including but not limited to any costs arising from de-installation of any Non-Complying Product or any part thereof or the re-installation of any Product or any part thereof.

5.2

If Ituran returns Non-Complying Products in accordance with section 5.1 above, Telematics shall return the repaired Non-Complying Products or replacement thereof no later than, with respect to End Units, 90 days following Telematics’ receipt of the Non-Complying Products from Ituran, and, with respect to Base Stations equipment, 30 days following such receipt.

Notwithstanding any of the foregoing, Ituran shall only be entitled to send Non-Complying Product End Units in minimum quantities of 500 End Units per request

Furthermore and for the avoidance of any doubt, in the event that Ituran returns Products that are found by Telematics not to be Non-Complying Products, Telematics will not be liable in any way and Ituran will reimburse Telematics for all costs incurred by Telematics related to such return of Products.

5.3

If the Ituran Products are defective or otherwise not in conformity with Telematics’ relevant purchase order or requirements (the “Non-Complying Ituran Technology and Ituran Products”), Telematics may return the Non-Complying Ituran Products, for repair or replacement at Ituran’s’ expense. If any Ituran Services or Ituran Technology are defective or otherwise not in conformity with Telematic’s relevant purchase order or requirements (the “Non-Complying Ituran Services”), Telematics may require Ituran to correct the Ituran Services or Ituran Technology at Ituran’s expense.

***Confidential Treatment Requested

Any Ituran Products or Ituran Services repaired or furnished in replacement shall, from the date of delivery of such corrected or replaced Ituran Products or Ituran Services, be subject to the provisions of Sections 4.3 and 4.4 for the same period and to the same extent as the Ituran Products or Ituran Services initially furnished pursuant to the relevant Telematics purchase order or requirements.

5.4

If Telematics returns Non-Complying Ituran Products in accordance with section 5.3 above, Ituran shall return the repaired Non Complying Ituran Products or replacement no later than three (3) months following Ituran’s receipt from Telematics of the Non-Complying Ituran Products. Any Ituran Products or Ituran Services repaired or furnished in replacement shall, from the date of delivery of such corrected or replaced Products or Services, be subject to the provisions of Sections 4.3 and 4.4 for the remaining period of the warranty period for the original Non-Complying Ituran Products or Non-Complying Ituran Services.

6.	Licenses and Escrow Arrangements

6.1

Three months following the Effective Date, Telematics will, at Ituran’s sole expense, deposit a copy of the Product Production Files, as detailed in Annex A with an independent escrow agent, the identity of whom will be agreed between the Parties (and in the event that no such agreement is reached, will be appointed by the President of the Israel Association of Certified Public Accountants), and Telematics will keep such files up to date. Should (i) Telematics discontinue its support of any Product; or (ii) Telematics terminates the manufacture or distribution of any Product, required and/or may be required by Ituran, unless the Product is replaced by another product with similar functionality, (iii) Telematics becomes subject to insolvency proceedings that are not terminated, rejected or revoked within 14 (fourteen) business days of their commencement; or (iv) Telematics otherwise is unable to manufacture any Product or deliver such Product on the Delivery Date as per the Purchase Order and if no more than 3 months after the date when such case becomes known to Telematics and Telematics can not prove that it is able to rectify the situation in additional 3 months, provided that external arbitrator will decide that Ituran will be able to rectify the situation faster than Telematics, or (v) Telematics otherwise ceases its business and operations, or (vi) upon expiration of this Agreement Telematics is unwilling to continue production and support of any Product for Ituran, then Ituran will be granted access to the relevant portion of the escrowed production files solely for the purpose of enabling Ituran to, (A) manufacture the Products for its current and future customers and (B) service its current and future customers. The release of the Production file from Escrow per this section 6.1 refers only to the specific Product which is subject to the conditions described above in this section.

***Confidential Treatment Requested

6.2	The escrow arrangements described in Section 6.1 above will be further detailed in escrow agreements in the form attached hereto as Annex E.

6.3

Ituran shall transfer to Telematics the Ituran Technology and Know-how and the Ituran Products and shall provide Telematics with relevant training for use of the Ituran Technology and Know-how and the Ituran Products (“Ituran Technology Transfer”) to Telematics personnel to enable Telematics to independently deploy, maintain, and operate the Teletrac System, the Ituran Technology and Know-how and the Ituran Products. Ituran shall assist Telematics to fully document the Ituran Technology and Know-how and the Ituran Products. The said documentation will be equally available to both parties. Telematics shall bear the technical writing expenses and each party shall bear its own personnel costs and expenses related to the Ituran Technology Transfer. Notwithstanding anything of the contrary Ituran Technology Transfer shall not include software source codes.

6.4

Ituran shall grant Telematics a perpetual, exclusive, worldwide (except for the territories listed in the Ituran Market as defined in Section 8.2.1 below) license to use, reproduce, display, distribute and sub-license, including directly or by way of integration into any Telematics products and services, the Ituran Products and the Ituran Technology and Know-how and any other related technology provided by Ituran, and all future developments of any segments of the Ituran Products and Ituran Technology and Know-how. Telematics will pay to Ituran consideration for the use of Ituran license as specified in the attached Annex B paragraph 2.

6.5

Subject to and to the extent permitted under the License Agreement dated 13th July 2004, between Teletrac and Telematics (the “Teletrac Agreement”), Telematics hereby grants Ituran a non-exclusive, perpetual license to market and sell the Teletrac Systems and Technology in Ituran’s Markets, as defined in section 8.2.1 below. Telematics agrees that it will not sub-license the right to market and sell the Teletrac Systems and Technology to any party other than Ituran in the Ituran Markets

The said license will be royalty free, save that immediately upon Telematics’ written demand, Ituran will fully reimburse Telematics for any royalties, license fees or other payments due to Teletrac as a result of the sub-license to Ituran under this Section 6.5, including but not limited to any payments required to be paid by Telmatics pursuant to Section 8 of the Teletrac Agreement.

***Confidential Treatment Requested

6.6

Subject to Section 1.8 second paragraph, Telematics makes absolutely no warranties, express or implied, with respect to the Teletrac Systems and Technology or any part thereof, including but not limited to its components, software and technical information. By way of example, but not of limitation, Telematics makes no warranty of merchantability or fitness for a particular purpose or warranty that the Teletrac Systems and Technology, or any part thereof, is error-free or that its use will be uninterrupted or that the Teletrac Systems and Technology will be a profitable enterprise for Ituran.

Telematics expressly disclaims the making of, and Ituran acknowledges that it has not received or relied upon, any guarantee or representation, express or implied, as to the feasibility of operation of the Teletrac Systems and Technology in any territory, as to Ituran’s ability to design, construct, operate or maintain the Teletrac Systems and Technology in any territory or as to the costs Ituran may incur or the revenues it may receive with respect to the Teletrac Systems and Technology in any territory. Ituran further acknowledges that it has no knowledge of any representations by any officer, employer or agent of Telematics that are contrary to this Section 6.6.

7.	Ituran Services

7.1	Throughout the Term, Ituran shall provide Telematics with the services as listed in the attached Annex B (the “Ituran Services”).

Ituran shall provide Telematics free of charge with copies of all relevant documentation in its possession related to the Ituran Products and the Ituran Technology and Know-how, and to the Teletrac Systems and Technology for Telematics’ use of the foregoing in accordance with this Agreement.

In consideration for the Ituran Services, Telematics will pay fees to Ituran in accordance with Annex B attached hereto.

7.2	The Ituran Products are those products listed in Annex B attached hereto. In consideration for any Ituran Products purchased by Telematics, Telematics will pay the prices as listed in Annex B.

Ituran shall grant Telematics an exclusive, perpetual, worldwide license to use, reproduce, display, distribute and sub-license, including directly or by way of integration into any Telematics products and services, the Ituran Products and Ituran Technology and Know-how and any other related technology and know how provided by Ituran, and all future developments of any segments of the Ituran Products in the Telematics Markets as defined in section 8.2.2 below.

***Confidential Treatment Requested

8	Exclusivity, Non-Compete and Confidentiality

	8.1	Products and Services

Throughout the Term and in Ituran Markets as defined hereunder, Ituran and all members of the Ituran Group will purchase Products and Services and any other products and services utilizing any RF location technology compatible to Teletrac System as defined in Annex C exclusively from Telematics and Telematics will sell Products and Services and any other products and services utilizing any RF location technology compatible to Teletrac System as defined in Annex C exclusively to Ituran.

For the purpose of this section 8.1, “Ituran Markets” shall mean: ***

	8.2	Worldwide Teletrac Systems and Technology marketing rights

Neither Party shall compete with the other Party for Teletrac Systems and Technology or similar RF terrestrial location systems and technology in the other party’s exclusive markets/territories as defined below:

8.2.1	The Ituran Markets

For the purpose of this section 8.2, “Ituran Markets” shall mean: ***

Ituran will invite Telematics to participate in any operating company that Ituran will establish in Ituran Markets based on Teletrac Technology.

If Ituran will enter one of the Itruran Markets with different location technology than Teletrac technology, and within 6 month thereafter shall not order Telematics Products for this market, Ituran exclusivity with regard to this market will lapse.

8.2.2	Telematics Markets

“Telematics Markets” are hereby defined as all markets and territories that do not fall within the definition of Ituran Markets in section 8.2.1 above, subject to the Teletrac Agreement. The Telematics Markets are exclusive to Telematics.

-	***

***Confidential Treatment Requested

	8.2.3.	If either party receives from Teletrac a license for additional markets, *** shall be added to Ituran Markets and *** shall be added to Telematics Markets.

8.2.4

If either party (the “First Party”) reach an agreement with a third party who posses an adequate spectrum license and all other permits as needed in the other party territory, the other party (the “Purchaser”) shall be entitled to purchase (the “Acquisition Right”) up to 50.1% of the operating entity in the said territory (whether such operating entity is incorporated by the First Party or is a joint venture with a local customer or otherwise (the “Operating Entity”), for a consideration based on the actual costs and expenses incurred by such Operating Entity as of the date of the Notice, as defined below. The Acquisition Right shall be exercised by the Purchaser within forty five (45) days following receipt of written notice (the “Notice”) from the First Party giving Notice of such agreement in a certain territory, specifying all details of the Operating Entity, as reasonably requested by the Purchaser. It is hereby clarified that the Acquisition Right of the Purchaser shall be incorporated and a condition to the effectiveness of any contract entered between the First Party and the Operating Entity in the territory, including any third parties.

8.3

Except as required for each Party’s performance of this Agreement, neither Party shall use or disclose any Confidential Information obtained from the other Party or otherwise prepared or discovered by either Party and shall protect the confidentiality of Confidential Information with the same degree of care as such Party uses for its own similar information, but with no less than reasonable care. Confidential Information includes, without limitation, all information designated by the disclosing Party as confidential, all information or data concerning the Products and Services (including the discovery, invention, research, improvement, development, product plans, manufacture or sale thereof) or the disclosing Party’s general business operations (including strategies, customers, costs, forecasts, profits, pricing methods, and processes), and any information which, if not otherwise described above, is of such a nature that a reasonable person would believe it to be confidential.

***Confidential Treatment Requested

9.	Liability

Subject to Sections 1.8, 6.5 and 10 herein, in no event shall either party’s liability arising out of, or in connection with, this Agreement exceed the consideration paid by the other party under the relevant purchase order relating to those products or services causing the damage. For the avoidance of any doubt, the said limitation of liability will not apply to the liability of either party arising from Sections 1.8, 6.5 and 10 herein.

Also, for the avoidance of any doubt, the said limitation of liability will not apply to the liability of Ituran arising from sections 3.2, 3.3, 3.7, 6.3, 7 and 8 with regards to the markets in China, Korea which Telematics has committed to deploy the Teletrac System with prior consent of Ituran, provided however that in the said markets, Ituran’s liability shall no exceeds_500,000$per country.

IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY CONSEQUENTIAL, INCIDENTAL OR INDIRECT DAMAGES RESULTING FROM ITS PERFORMANCE OR FAILURE TO PERFORM UNDER THIS AGREEMENT; WHEATHER BASED UPON CONTRACT, NEGLIGENCE, OR ANY OTHER BASIS WHATSOEVER (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF BUSINESS PROFITS.

10.	Indemnification

10.1

Telematics agrees to protect, defend, indemnify and hold Ituran harmless from all sums, costs and expenses which Ituran may incur or be obligated to pay as a result of any and all loss, expense, damage, liability, claims, demands, either at law or in equity, of every nature whatsoever in favor of any person, resulting from any third party claim of infringement of intellectual property rights as a result of use, distribution or sale of the Products or Services.

10.2

Ituran agrees to protect, defend, indemnify and hold Telematics harmless from all sums, costs and expenses which Telematics may incur or be obligated to pay as a result of any and all loss, expense, damage, liability, claims, demands, either at law or in equity, of every nature whatsoever in favor of any person, resulting from any third party claim of infringement of intellectual property rights as a result of use, distribution or sale of the Ituran Technology and Know-how, the Ituran Products or the Ituran Services.

11.	Term and Termination of the Agreement; Effect of Termination

11.1

This Agreement shall commence on the Effective Date and shall remain in force for a period of 10 (ten) years or until terminated in accordance with the terms hereof (the “Term”). Upon expiry of the Term, the Agreement will automatically renew for additional consecutive 12 month periods, unless either party notifies the other with 30 business days prior written notice that the Agreement will not be so renewed.

***Confidential Treatment Requested

11.2	Neither Party shall be entitled to terminate this Agreement unless termination is in accordance with Section 11.3 and 11.4 only.

11.3

Without derogating from any remedy or right available to either Party under any law, each Party may immediately terminate this Agreement, by giving termination notice to the other Party upon the occurrence of any of the following events:

11.3.1

The other Party has been declared bankrupt or becomes subject to liquidation proceedings that have not been withdrawn, revoked, or rejected within 60 (sixty) days, or otherwise ceases its business operations for a period of at least 60 (sixty) days;

11.3.2

Without derogating from Section 11.3 above, Ituran shall be entitled to terminate this Agreement if Telematics commits a fundamental breach of this Agreement, including but without derogating from the generality of the foregoing, a material breach of any of its obligations under Sections 1.5, 1.11, 4.1, 6.1, 6.5, 8.2. which has not been cured within 60 days of receipt of notification of said breach from Ituran. Telematics shall be entitled to termination this Agreement in the event that Ituran does not comply with its payment obligations in accordance with this Agreement.

11.3.3

Without derogating from any remedy or right available to Telematics under any law, except for termination of this Agreement, if Ituran commits a fundamental breach of this Agreement, including a material breach of any of its obligations under Sections 3.2, 3.3, 3.7, 6.3, 7 and 8 which has not been cured within 60 days of receipt of notification of said breach from Telematics, Telematics shall be entitled to terminate all its obligations for the payment of consideration as defined in Annex B, paragraph 2.

11.4	Upon termination or expiry of this Agreement in accordance with sections 11.3.1 or 11.3.2 or 11.3.3 above, the following shall occur:

	11.4.1	each party shall supply all the open and outstanding purchase orders, including Purchase Orders, issued in accordance with this Agreement;

11.4.2

for 1 (one) year following the expiry or termination of this Agreement, each party shall be entitled to continue to deliver purchase orders, including Purchase Orders, to the other party and during such 1 (one) year period, the other party will supply the other party with products and services ordered in accordance with this Agreement during such one year period.

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11.4.3

other than where the agreement has been terminated in accordance with Sections 11.3.1. or 11.3.2, all licenses granted under this Agreement shall survive the Agreement’s termination or expiration and shall continue to exist.

11.5

Survival. In addition to sections that are defined in this Agreement as surviving Termination thereof, Section 4 (Warranty), 10 (indemnification), 9 (Limitation of Liability) and Annex D (Confidentiality), 8 (licenses to Ituran and Telematics) shall survive termination or expiration of this Agreement and shall remain in full force thereafter.

12	Miscellaneous

12.1

This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without regard to its conflict of laws provisions and principles. The parties hereto irrevocably agree that, subject to section 3.5, the competent courts of Tel Aviv-Jaffa shall have exclusive jurisdiction to settle all the disputes which may arise out of, under, or in connection with this Agreement or the legal relationship established thereby, and that no other courts shall have any jurisdiction whatsoever in respect of such disputes, and for such purposes irrevocably submit all such disputes to the exclusive jurisdiction of such courts.

12.2

This Agreement, inclusive of all Annexes attached hereto and made an integral part hereof, constitutes the entire understanding and agreement between the Parties with respect to the subject matter hereof, and supersedes all prior understandings, communications, negotiations, discussions and agreements whether written or oral. Terms and conditions of this Agreement take precedence over the terms and conditions of any other agreement between Ituran and Telematics covering the Products and Services, the Ituran Technology and Know-how, the Teletrac Systems and Technology, the Ituran Services and the Ituran Products, including but not limited to any Purchase Orders or other purchase orders issued hereunder. This Agreement shall not be varied or amended except by an instrument in writing of subsequent date duly executed by authorized representatives of the Parties.

***Confidential Treatment Requested

12.3

Should any part of this Agreement be declared invalid or unenforceable for any reason, such part shall be deemed modified to the extent necessary to make it valid and operative and in a manner most closely representing the intention of the parties, or if it cannot be so modified, then eliminated, and such elimination shall not affect the validity of any remaining portion, which shall remain in force and effect as if this Agreement had been executed with the invalid portion thereof eliminated.

12.4

All notices or other communications hereunder shall be in writing and shall be given (i) in person, (ii) by registered mail (registered international air mail if mailed internationally), (iii) by an overnight courier service which obtains a receipt to evidence delivery, (iv) by facsimile transmission (provided that written confirmation of transmission is provided by way of the sender’s fax machine), or (v) if an email address is provided, by email (provided that evidence of delivery is provided and with a copy by e-mail). In each case, the notice will be addressed as set forth below or such other address as any party may designate to the other in accordance with the aforesaid procedure. All communications delivered in person shall be deemed to have been given upon delivery. Those deliveries given by facsimile transmission or email shall be deemed given on the business day following transmission, and all notices and other communications sent by courier or registered mail (or air mail if the posting is international) shall be deemed given ten (10) days after posting or sending, as applicable, provided that if the courier service actually gives personal delivery, then delivery will be deemed to have been given on such personal delivery.

Notices to Ituran shall be delivered to:

Ituran Location and Control LTD
8 Hashikme St.
Azur, 58001
Fax: +972-3-5571393
For the attention of Guy Aharonov, General Council

With copy to:

Ituran Location and Control LTD
8 Hashikme St.
Azur, 58001
Fax: +972-3-5571393
For the attention of Mr. Eyal Sheratzky, CEO

***Confidential Treatment Requested

Notices to Telematics shall be delivered to:

26 Hamelacha St.
Holon, 58117

Fax: +972-3-5575703
For the attention of Roman Sternberg, VP

With copy to:

26 Hamelacha St.
Holon, 58117

Fax: +972-3-5575703

For the attention of Eddy Kafry, CEO

12.5

Neither Party shall delegate or assign its rights or obligations under this Agreement without the other Party’s prior written consent, provided that Ituran and its affiliates will be authorized to assign or transfer freely all of their rights and obligations hereunder, provided that any assignee shall become party to this Agreement. For clarification purposes, all affiliated companies of Ituran are entitled to submit Purchase Orders to Telematics under the terms and conditions of this Agreement.

Telematics may, without the consent of Ituran, assign its rights or obligations under this Agreement to any of its affiliates. Any attempted delegation or assignment by either Party without such consent shall be void.

12.6

The waiver of any term or condition of this Agreement must be in writing. No such waiver shall be construed as a waiver of any other term or condition except as provided in writing, nor as a waiver of any subsequent breach of the same term or condition.

12.7

Neither Party shall make or authorize any news release, advertisement, or other disclosure to any third party which shall deny or confirm the existence of this Agreement or reveal the terms of this Agreement without prior written consent of the other Party.

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12.8

The Parties obligations under this Agreement are subject to, and neither Party shall be liable for, failure to perform, damages or losses caused or occasioned by Events of Force Majeure. For this purpose the term, “Event of Force Majeure”, shall mean any event affecting the ability of either Party to fulfill its obligations hereunder and where such event arises from or is attributable to acts, events, omissions or accidents which are beyond the reasonable control of the relevant Party including, without limitation, any abnormally inclement weather, flood, lightning, storm, fire, explosion, earthquake, subsidence, structural damage, disease, epidemic or other natural physical disaster, failure or shortage of power supplies, war, military operations, riot, crowd disorder, strike, lock-outs or other industrial action, terrorist action, civil commotion and any legislation, regulation, ruling or omissions (including failure to grant any necessary permissions) of any relevant government, court or any competent national authority.

12.9	This Agreement shall be automatically and immediately terminated, unless 4 months as of date of signing, SPA closing takes place.

IN WITNESS WHEREOF, the Parties, intending to be legally bound, have executed this Frame Product and Service Purchase Agreement by their respective authorized representatives as of the Effective Date.

APPROVED AND AGREED	APPROVED AND AGREED

TELEMATICS WIRELESS LTD.	ITURAN LOCATION AND CONTROL LTD.

(Signature)	(Signature)

(Typed Name)	(Typed Name)

(Title)	(Title)

***Confidential Treatment Requested

Annex A

1. Telematics Products and Services

A. Telematics Products include:

***

To avoid any doubt Telematics Products as defined above include all the variations of each product as adapted for different Markets as well as all further generations and derivatives.

B. Telematics Services include:

1.	Maintenance and repair of Telematics Products

2.	Performance of Telematics Upgrades as defined in section 3.1.

3.	Support to Ituran marketing efforts in Ituran Markets as defined in Section 8.1 of the Agreement, as applicable

2. Consideration

Following are the prices to be paid to Telematics by Ituran (Consideration) for Telematics Products and Services

A. Telematics Products

     ***

B. Telematics Services

     1. Maintenance and Repair of Telematics Products

     1.1 ***

     1.2 ***

     2. Telematics Upgrades: ***

C. Support to Ituran Marketing Efforts

***

D. Production Files - set of documents that are identical to the set of documents provided by Telematics to its manufacturers.

E. Tariff

***

***Confidential Treatment Requested

Annex B

1. Ituran Technology, Products, Know-How and Services

1.	“Ituran Technology” is ***

2.	Ituran Products ***

3.	Ituran know-how ***

4.	Ituran Services include following services associated with the design, deployment, maintenance and operation of Teletrac System:

***

It is hereby clarified that Telematics shall be entitled to purchase the Ituran Products from an alternative manufacturer, provided that in this case Ituran shall not give any warranty and/or undertaking and/or representation in respect of the Ituran Product purchased from such alternative manufacturer and shall have no obligations in respect thereof.

2. Consideration

Following are the prices to be paid to Ituran by Telematics (Consideration) for Ituran Products and Services

1.	Ituran Products: ***

2.	Ituran services:

***

In addition, Telematics shall pay the following fees:
In China and Korea:

***

3. Tariff

***

***Confidential Treatment Requested

Annex C

Teletrac Systems and Technology

***

***Confidential Treatment Requested

Annex D

CONFIDENTIALITY AGREEMENT

This Confidentiality Agreement (this “Agreement”) is entered into as of the ____ day of __________ 2007 (the “Effective Date”), by and between Ituran Location and Control Ltd., a company incorporated under the laws of the State of Israel having its principal place of business at 26 Hamelacha St., Industrial Zone, Holon, Israel (“Ituran”), and Telematics Wireless Ltd., a company incorporated under the laws of the State of Israel having its principal place of business at 26, Hamelacha Street, Holon Industrial Area, Holon, Israel (“Telematics”) (each referred to as a “Party” and collectively the “Parties”).

All undefined capitalized terms used in this Confidentiality Agreement, except where stated otherwise, will have the same meanings as contained in the Frame Product and Service Purchase Agreement dated ________ between Ituran and Telematics.

1.

In order to evaluate, establish or continue a business relationship between both parties hereto, each undersigned party (a “Recipient”) acknowledges that the other party (a “Discloser”) has or may disclose to it Confidential Information, as defined below.

2.

The term “Confidential Information” shall include any information or material which is proprietary to the Discloser or designated as “Confidential Information” by Discloser, including but not limited to corporate information, business development plans and strategies, designs, drawings, photographs, specifications, techniques, models, data, algorithms, specifications, source code, object code, documentation, diagrams, flow charts, research, development, process, procedures, “know-how”, inventions, discoveries, new product or new technology information, product prototypes, product copies, marketing techniques and materials, marketing timetables, including trade names, trademarks, customer names and other information related to customers and sales, pricing policies, and other technical, business and financial information.

3.

The term Confidential Information does not include information which is or becomes publicly available through no fault or action of the Recipient or agents, representatives or employees of the Recipient, or becomes available to the Recipient on a non-confidential basis from another source which is not prohibited to the best knowledge of the Recipient from disclosing such information to the Recipient by a contractual, legal or fiduciary obligation.

4.

The Confidential Information furnished pursuant to this Confidentiality Agreement is done so solely for the purpose of furthering the business relationship for which it was disclosed to the Recipient (the “Purpose Of Disclosure”).

***Confidential Treatment Requested

5.

The Recipient hereby undertakes not to use the Confidential Information for any purpose, commercial or otherwise, except for the Purpose Of Disclosure. Upon the request of the Discloser, the Recipient will either destroy all copies of the Confidential Information or return all copies of the Confidential Information to the Discloser within seven days.

6.

The Recipient hereby agrees to keep confidential the Confidential Information and will not (except as required by applicable law, regulation or process, and then only after giving reasonable prior written notice to the Discloser) without the prior written consent of the Discloser, disclose any Confidential Information to any person; provided, however, that the Recipient may reveal the Confidential Information to its employees only to the extent absolutely necessary on an “absolute need to know” basis solely for the Purpose Of Disclosure and the Recipient shall ensure that each such employee shall hold such Confidential Information in confidence and trust and subject to the restrictions imposed by this letter agreement.

7.

The Recipient undertakes to take all actions and appropriate precautions which may be necessary to ensure that any of its employees who has received Confidential Information directly or indirectly from or on behalf of the Recipient, shall not divulge or disclose any aspect of the same to any person in any manner, directly or indirectly, or use the same for any purpose except in connection with the Purpose Of Disclosure.

8.

The Recipient acknowledges that all Confidential Information shall remain the Discloser’s sole and exclusive property, and no license or other rights in the Confidential Information are granted hereby, except the limited right to use the Confidential Information for the Purpose Of Disclosure. All information provided by the Discloser is provided “AS IS” and without warranty, express, implied, or otherwise, regarding its accuracy or performance.

9.

If the Recipient commits a breach of, or threatens to commit a breach of, any of the terms or conditions of this letter agreement, the Discloser shall have the right to seek and obtain all judicial relief (including but not limited to specific monetary damages, interest and attorney’s fees and expenses) as may be ordered or awarded by a court of competent jurisdiction. The Recipient hereby acknowledges that, in the event of a breach of this letter by the Recipient, legal remedies would be inadequate compensation. The Recipient therefore agrees that prior to and in addition to any legal remedies obtained for a breach of this letter agreement by the Recipient, the Discloser shall be entitled to seek and, if awarded, enjoy immediate equitable relief against the Recipient.

***Confidential Treatment Requested

10.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Israel and each party hereby submits to the exclusive jurisdiction of the competent court in the district of Tel Aviv – Jaffa and no other court shall have jurisdiction over any matter connected with this letter agreement.

11.	The parties do not intend that any agency or partnership relationship be created between them by this letter agreement.

12.	All additions or modifications to this letter agreement must be made in writing and must be signed by both parties.

13.	This letter agreement may not be assigned, in whole or in part, by either party without the prior written consent of the other party.

14.

Neither party will use the name or trademarks of the other party in any news release, publicity, advertising, endorsement, or commercial communication without the prior written approval of the other party.

This letter agreement constitutes the entire and exclusive agreement between the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF, the Parties, intending to be legally bound, have executed this Confidentiality Agreement by their respective authorized representatives as of the Effective Date.

APPROVED AND AGREED	APPROVED AND AGREED

TELEMATICS WIRELESS LTD.	ITURAN LOCATION AND CONTROL LTD.

(Signature)	(Signature)

(Typed Name)	(Typed Name)

(Title)	(Title)

***Confidential Treatment Requested